[TGI SOLAR LETTERHEAD]

December 7, 2016

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention: Mara L. Ranson

Assistant Director

Re:	TGI Solar Power Group, Inc.
Form 10-12G
Filed September 27, 2016
File No. 000-51059

Dear Ms. Ranson:

Please be advised that the undersigned is the duly appointed Chief Executive Officer of TGI Solar Power Group, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to TGI Solar Power Group, Inc. (the “Issuer”) provided in your letter dated October 25, 2016 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter to the Commission, to illustrate the Issuer’s responses to such comments and provide explanation, where necessary. Our responses follow the text of the Staff comment reproduced for your convenience. Revisions to the text of the Form 10 are marked in underline or strikethrough where appropriate for your reference.

General

1.	We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. Please note we will continue to review your filing until all of our comments have been addressed.

The Issuer acknowledges its obligations pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

United States Securities and Exchange Commission

December 7, 2016

Item 1. Business, page 1

2.	We note your disclosure on page 1 that states you have been “involved in planning and gathering resources for solar and alternative energy projects over the past eight years.” Please revise your disclosure to clearly state whether or not you have generated any revenues over the past eight years, with a view to understanding to what extent your business has developed over this period of time. As a related matter, please tell us why you have not identified your company as a “shell company” considering you appear to satisfy the definition, pursuant to Rule 405.

The Issuer has added the following disclosure to the “Business” discussion:

While the Company has not generated revenues from its business activities for the period reported in this registration statement, it has since been retained to provide strategic consulting services.

The Issuer does not believe that is a “shell company” at this time or during any period covered in the financial statements included in this registration statement. We respectfully submit to the Commission that the Issuer has maintained the same operations prior to the filing of the registration statement as it does of this date.

The Issuer was actively engaged in developing it solar business for the previous eight years. While the Issuer did not generate revenues from these activities, it was actively pursuing actual business. Additionally, the Issuer entered into several agreements and relationships during this concurrent period to establish new business ventures and open new lines of business. While these agreements did not lead to revenues, the undersigned spent considerable time and effort focused on these activities and expended approximately $60,000 of expenses and countless man-hours in furtherance of such.

When the solar business became more commoditized, it was clear we would be unable to compete with lower priced alternatives, particularly those from foreign countries. Therefore, the Issuer began to seek other avenues of business to generate funds, most recently in strategic consulting services where it has recently entered into an agreement for services for which it has been compensated.

However, at no time was the Issuer’s sole business plan the pursuit of a business combination. At all times the Issuer operated in order to further its business plan and attempted to generate revenues and was at no time a shell company.

3.	We note your disclosure that, after acquiring patented technology from Solar 18, you discontinued operation of your “other subsidiaries” to pursue energy technology products and services. In your discussion, please elaborate upon any patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts, including duration, you acquired from Solar 18 and how they are used in your business. Refer to Item 101(h)(4) of Regulation S-K.

United States Securities and Exchange Commission

December 7, 2016

The Issuer acquired a license from Solar 18 to manufacture, sell, market and distribute Solar 18’s thin-film solar panel technology. Due to the severe reduction in price of solar panels following the Solar 18 transaction, it was no longer economically viable for the Company to manufacture the licensed panels and sell them at competitive prices. Accordingly, the licensed technology is not currently used in the Issuer’s business. The Issuer has revised it disclosure regarding the acquisition of Solar 18’s license accordingly.

Government Regulation, page 3

4.	Please enhance your disclosure to include a discussion of the effect of any existing or probable governmental regulations related to the solar power industry that are material to an understanding of your business. Refer to Item 101(h)(4)(ix) of Regulation S-K.

The Issuer has amended the Form 10-12g to include the following disclosure:

Government Regulation

We are not currently a “regulated utility” in the United States under applicable national, state or other local regulatory regimes. In the United States, we would be required to obtain federal and state regulatory exemptions by establishing “Qualifying Facility” status with the Federal Energy Regulatory Commission for all of our qualifying solar energy projects.  Also, we would likely be required to obtain interconnection agreements from the applicable local primary electricity utility. Depending on the size of the solar energy system and local law requirements, interconnection agreements are between the local utility and either us or our customer. In most cases, interconnection agreements are standard form agreements that have been pre-approved by the local public utility commission or other regulatory body with jurisdiction over interconnection agreements. As such, we believe no additional regulatory approvals would be required once interconnection agreements were signed. We may be required to maintain a utility administration function, with primary responsibility for engaging with utilities and ensuring our compliance with interconnection rules.

Solar power companies are subject to stringent and complex federal, state and local laws and regulations governing the occupational health and safety of our employees, wage regulations and environmental regulations. For example, solar power companies are subject to the requirements of the federal Occupational Safety and Health Act, as amended, or OSHA, and comparable state laws that protect and regulate employee health and safety.

Federal and/or state prevailing wage requirements, which generally apply to any “public works” construction project that receives public funds, may apply if potential installations of our solar energy systems were on government facilities. The prevailing wage is the basic hourly rate paid on public works projects to a majority of workers engaged in a particular craft, classification or type of work within a particular area. Prevailing wage requirements are established and enforced by regulatory agencies

Item 1A. Risk Factors, page 3

5.	Please include a Risk Factor noting that your sole employee and officer, Henry Val, was the Chief Executive Officer of Applied Wellness Corp. and MaxPlanet Corp., both public companies that failed to comply with their respective reporting obligations, and that the registration of Applied Wellness Corp.’s securities was revoked due to its failure to comply with reporting requirements under the Securities Exchange Act of 1934. Include a discussion of the consequences to the Company and investors if the Company was unable to comply with its reporting requirements.

United States Securities and Exchange Commission

December 7, 2016

The Issuer disagrees that a Risk Factor disclosing such information is warranted and believes it could prove confusing to the reader due to Mr. Val’s limited involvement with both Applied Wellness Corp. and MaxPlanet Corp. For example, Applied Wellness first became deficient with its periodic reports when it failed to file its Quarterly Report on Form 10-Q(SB) for the period ended June 30, 2008. In addition, Applied Wellness registration under the Exchange Act was revoked on January 13, 2010. However, the undersigned resigned on March 24, 2008 as Chief Executive Officer of Applied Wellness as disclosed in that Company’s Current Report on Form 8-K filed with the Commission on March 26, 2008. The resignation was in connection with a change of control of Applied Wellness and thereafter the undersigned lost any ability to direct that Company’s filings. As of the date of resignation, Applied Wellness was and had been current in its reports under the Exchange Act.

Similarly, the undersigned resigned in all capacities as an officer and director of MaxPlanet in June, 2005. While MaxPlanet was not current in its Exchange Act reports as of that date, MaxPlanet subsequently filed a Form 15-12g to terminate its reporting obligations on September 26, 2005. From the time of that resignation and certainly the subsequent Form 15, there was no ability for the undersigned to effectuate the Exchange Act filings or obligation of MaxPlanet to file Exchange Act Reports following that date.

While MaxPlanet subsequently filed a new Form 10-12g and later failed to meet its reporting obligations, the undersigned shared no responsibility for those filings. Having the Issuer include a Risk Factor regarding disclosures of a different entity from more than 15 years ago seems hardly informative to the reader.

However, the Issuer has amended the Form 10 to include the following Risk Factor on page 7:

If we fail to prepare and timely file our periodic reports with the SEC, our access to the public markets to raise capital and could have other negative consequences.

If we fail to file our periodic reports within the timeframe required by the SEC, we may be limited in our ability to access the public markets to raise capital, which could prevent us from pursuing transactions or implementing business strategies that we believe would be beneficial to our business. Also, we would be ineligible to use shorter and less costly filings, such as Form S-3, to register our securities for sale for a period of 12 months following the month in which we regain compliance with our SEC reporting obligations.

Additionally, current SEC reporting is an obligation to be quoted on the other tiers of the OTC Markets which we believe is more beneficial to the Company and its investors. We are currently quoted on the OTC Pink Sheets.  To be quoted on the other tiers of the OTC Markets, or a national securities exchange, we would be required to be current in our reporting obligations. If we fail to timely file our reports we may only be able to be traded on the OTC Pink Sheets. The OTC Pink Sheets is the bottom tier of the OTC market – a speculative trading marketplace that helps broker-dealers get the best prices for investors. Accordingly, our securities may become worthless and we may be forced to curtail or abandon our business plan.

United States Securities and Exchange Commission

December 7, 2016

Further, under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) (“Rule 144”), if we fail to file our reports with the SEC, it will be more difficult for investors to satisfy the requirements of Rule 144 and it may be more difficult for investors to sell their shares of our Common Stock, if at all.

6.	You disclose on page 4 that your plans to raise capital “through this offering” and to “consummate [y]our initial business combination” may not be successful. You also disclose on page 6 that “the increased concentration of the ownership of our shares by a limited number of affiliated stockholders following the share exchange may limit interest in our securities.” Please revise your disclosure to remove these references.

The Issuer has revised the disclosures accordingly.

Risk Related to Our Securities

There is a substantial lack of liquidity of our common stock and volatility risks, page 6

7.	We note your disclosure that your common stock is quoted on the OTC Markets OTCQB platform under the symbol “TPSG.” Revise your filing to reflect the correct symbol, TSPG, and to reflect that your common stock is quoted on the OTC Pink platform, as you indicate on page 16, and make conforming changes to the rest of your filing.

The Form 10 has been amended to reflect the Issuer’s correct symbol “TSPG”. In addition, the references to the Issuer’s trading portal has been amended to state the “OTC Pink Sheets”.

Item 2. Financial Information, page 9

8.	Please take note that your discussion and analysis should be of the financial statements and other statistical data for the two-year period required in Article 8 of Regulation S-X. In this regard, it appears that your comparisons should include the fiscal year ending July 31, 2016. Please refer to Instruction 1 to Item 303(a) of Regulation S-K, and Article 8 of Regulation S-X, and please make conforming changes to your filing.

The Issuer’s disclosure has been updated to include the financial information for the fiscal year ended July 31, 2016.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

9.	Please enhance your disclosure to clearly summarize the milestones or future steps that must be undertaken by you to advance your current solar installation and support business or your future consulting and personnel service business and provide greater insight about the amount of anticipated cash expenditures needed to complete these steps.

United States Securities and Exchange Commission

December 7, 2016

The Issuer has included the following disclosure in response to Comment 9:

Growth Strategy

Our growth strategy is to expand our consulting service offerings, which may require investments in new hires, acquisitions of complementary businesses, possible expansion into other geographic areas, and related capital expenditures.

Our business development and marketing activities are aimed at cultivating relationships, driving demand for our consulting services, generating leads and attempting to increase penetration and visibility with alternative energy providers. Currently, we have one existing client and we anticipate that any new engagements would be generated through relationships with existing providers from our contacts in the industry. We actively seek to identify new business opportunities. We hope to retain dedicated business development professionals who are focused exclusively on developing client relationships and generating new business.

10.	Please provide a discussion of the economic or industry-wide factors relevant to your business. Provide insight into material opportunities, challenges and risks upon which management is the most focused for the short and long term, as well as the actions they are taking to address such opportunities. In addition, please enhance your discussion to emphasize your future prospects to disclose or discuss in more detail:

•	Any known trends, demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your revenues, income from continuing operations and liquidity; and

•	Any material commitments for capital expenditures and the anticipated source of funds needed to fulfill such commitments; and

•	The status of your new business plan, including when you expect operations to commence, your plan of operations for the next 12 months and working capital requirements for costs necessary to execute your plan of operations.

The Issuer has included the following disclosure in response to Comment 10:

The solar installation business has had an especially challenging time in recent years due to the saturation of low-priced competitive alternatives. As a result, the Company has focused its efforts on consulting services focused toward alternative energy providers.

As of July 31, 2016, we had $129,568 in cash and no accounts receivable. In order to fulfill our plans as a consultant and advisor of alternative energy companies we will be required to actively market this portion of the Company’s business and employ sales affiliates to obtain clients on the Company’s behalf.

The successful outcome of future activities cannot be determined at this time and there is no assurance that, if achieved, we will have sufficient funds to execute our intended business plan or generate positive operating results.

United States Securities and Exchange Commission

December 7, 2016

Subsequent Event, page 12

11.	We note your disclosure that the sale of 137,500 shares of the Company’s Series C Convertible Preferred Stock raised $275,000 and the use of proceeds was for “general corporate purposes and further business development.” Given your disclosures indicating that you do not generate any revenues and will need substantial additional financing to achieve your goals, it appears that the discussion of your intended use of proceeds from the aforementioned sale should be expanded.

The Issuer has amended the Form 10 to revise the disclosure as follows:

The use of proceeds from the sale of the Series C Stock was for general corporate purpose~~, and further business development~~, payment of corporate expenses, and repayment of accrued expenses to our sole officer and director.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

12.	Please revise the table to include an additional column that reflects the amount and percentage of shares that Henry Val is eligible to vote via his voting control of the shares of Series A and B Preferred Stock Netter Capital holds. In this regard, your description of the Series A and B Preferred Stock on page 18 suggests that Mr. Val may vote those shares with the holders of common stock even if he currently cannot convert them. Refer to Item 403(a) of Regulation S-K.

The table has been revised to include the percentage of shares Mr. Val is eligible to vote as follows:

Name and address of Beneficial Owner	Amount and Nature of Common Stock Beneficially Owned	Amount and Percentage of Voting Stock Beneficially Owned (1)		Percent of Common Stock Beneficially Owned (2)

Henry Val (3)	327,000,000	2,377,000,000	63.3%	19.2%
All directors and executive officers as a group	327,000,000	2,377,000,000	63.3%	19.2%

Other 5% Shareholders
Ensure HR, LLC (4)	8,527,660,650	8,527,660,650	83%	83%
Meros HR, LLC (5)	8,527,660,650	8,527,660,650	83%	83%

United States Securities and Exchange Commission

December 7, 2016

(1)	For each shareholder, the percentage of voting stock beneficially owned is based upon 1,705,036,105 shares of Common Stock outstanding as of November 14, 2016. The percentage of voting capital stock of each shareholder which is entitled to vote on the same basis as the Company’s Common Stock.

(2)	For each shareholder, the calculation of percentage of beneficial ownership is based upon 1,705,036,105 shares of Common Stock outstanding as of November 14, 2016, and shares of Common Stock subject to options, warrants and/or conversion rights held by the shareholder that are currently exercisable or exercisable within 60 days, which are deemed to be outstanding and to be beneficially owned by the shareholder holding such options, warrants, or conversion rights. The percentage ownership of any shareholder is determined by assuming that the shareholder has exercised all options, warrants and conversion rights to obtain additional securities and that no other shareholder has exercised such rights.

(3)	Includes 310,000,000 shares held by Netter Capital, Inc. of whom Mr. Val holds voting and dispositive power. For the purpose of determining the number of shares of Common Stock beneficially owned by Mr. Val, does not include 2,000,000 shares of 5,000,000 shares of Series A Preferred Stock, which votes at the rate of 10 votes per share, or Series B Preferred Stock, which votes at the rate of 1,000 votes per share, held by Netter Capital, Inc. which are not readily convertible. The shares of Series A Preferred Stock and Series B Preferred Stock are included for purposes of determining the percentage of voting stock beneficially owned by Mr. Val.

(4)	Includes 137,500 shares of Series C Convertible Preferred Stock which are convertible into approximately 8,527,660,650 shares of common stock and vote on an as-converted basis multiplied by 1.9. James Radvany holds voting and dispositive control of the Shares held by Ensure HR, LLC. The address for Ensure is 1011 Whitehead Road Ext, Suite 101 Ewing, NJ 08638.

(5)	Includes 137,500 shares of Series C Convertible Preferred Stock which are convertible into approximately 8,527,660,650 shares of common stock and vote on an as-converted basis multiplied by 1.9. Todd McNulty holds voting and dispositive control of the Shares held by Meros HR, LLC. The address for Meros is 1011 Whitehead Road Ext, Suite 101 Ewing, NJ 08638.

13.	For purposes of footnote (1), disclose the total number of shares of voting securities so as to put the tabular reference to 83% in context.

Please see response to Comment 12.

Item 5. Directors and Executive Officers, page 14

14.	We note your reference to Mr. Val’s relationship with Packard Group, Inc. Please revise your disclosure to clarify that Packard Group Inc. is no longer a brokerage firm registered with FINRA and state as of what date the firm ceased doing business with a view to putting this disclosure in context.

We have revised the biographical disclosure to remove the references to the Packard Group, Inc., as well as MaxPlanet Corp. (now known as Dynamic Response Group, Inc.) and New Life Scientific, Inc. (now known as Applied Wellness Corp,) as such information is not required pursuant to Item 4.01 of Regulation S-K.

United States Securities and Exchange Commission

December 7, 2016

15.	We note that your disclosure elsewhere indicates that your Series C Preferred Stockholders are entitled to elect 2 directors to the Board. Please disclose whether such stockholders intend to exercise this right and, if so, provide the information required by Item 401 of Regulation S-K.

The Issuer has no knowledge of whether the Series C Preferred Stockholders intend to exercise their right to elect 2 members to the Issuer’s Board of Directors. If the Stockholders exercise such right, the Issuer will file the appropriate disclosure in the time provided under the Exchange Act.

Item 6. Executive Compensation, page 15

16.	Please revise to provide this information as of your most recently completed fiscal year. Refer to Item 402(m) of Regulation S-K.

The Executive Compensation table has been updated to provide the information as of July 31, 2016.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 16

17.	Please revise your chart under the above heading to include the high and low bid information of your common stock for the two most recent fiscal years. Specifically, please include this information for the third and fourth quarter of 2016. Please refer to Item 201(a)(1)(iii) of Regulation S-K

The chart containing the market price for the Issuer’s common stock has been updated and is reproduced below:

Fiscal Quarter	High Bid	Low Bid
2015 First Quarter	$0.0006	$0.0001
2015 Second Quarter	$0.0004	$0.0002
2015 Third Quarter	$0.0004	$0.0001
2015 Fourth Quarter	$0.0011	$0.0002
2016 First Quarter	$0.0008	$0.0002
2016 Second Quarter	$0.0028	$0.0006
2016 Third Quarter	$0.0016	$0.0003
2016 Fourth Quarter	$0.0028	$0.001

Item 11. Description of Registrant’s Securities to be Registered, page 17

18.	Please briefly describe any provision of your charter or by-laws that would have an effect of delaying, deferring or preventing a change in control and that would only operate with respect to an extraordinary corporate transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of your assets, or liquidation. Refer to Item 202(a)(5) of Regulation S-K.

United States Securities and Exchange Commission

December 7, 2016

We have revised the Form 10 to include the relevant provisions of the information from Item 202(a)(5). The relevant disclosure is reproduced below:

Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Bylaws

Certain provisions of Delaware law, our Amended and Restated Certificate of Incorporation and our Amended Bylaws that will be effective following the separation could make an acquisition of the Company more difficult. These provisions could prohibit or delay mergers or other takeover or change of control attempts and, accordingly, may discourage attempts to acquire us. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors.

Delaware Anti-takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	prior to such date, the board of directors approved either the “business combination” or the transaction which resulted in the stockholder becoming an “interested stockholder”;

•	upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85 percent of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (i) officers who are also directors and (ii) certain other stockholders; or

•	on or subsequent to such date, the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock that is not owned by the “interested stockholder.”

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15 percent or more of a corporation’s voting stock. This provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Financial Statements, page F-2

19.	Your financial information should be updated as it is as of a date more than 45 days after your year-end of July 31, 2016. Please note the Rule 8-08(b) of Regulation S-X requirement for audited financial statements of the most recently completed year when filing your next amendment. It appears out-of-date because the company reported losses from continuing operations for 2015 and 2014 and it appears likely, based on the nine-month period ended April 30, 2016, that the company will be reporting a loss during the most recently completed fiscal year. If otherwise, please advise.

United States Securities and Exchange Commission

December 7, 2016

We have updated the financial statements to include the financial statements for the fiscal year ended July 31, 2016.

20.	In Note 6, you indicate that a change in control occurred as a result of the sale of the Series C Preferred Stock. In your next amendment, please clearly disclose the accounting form of the transaction. Your disclosure should include, but is not limited to, a discussion of: (a) whether the transaction is a recapitalization, a reverse acquisition, or a basic business combination, and how you made this determination; (b) how your financial statements reflect the accounting form of the transaction; and (c) the business nature and organization of the surviving entity.

Despite the fact that the issuance and sale of the Series C Preferred Stock resulted in a change of voting control of the Issuer, the transaction is solely a stock issuance and we intend the account for it as such. Accordingly, no determination to change the financial statements or accounting is required at this time.

Notes to the Financial Statements

Note 6. CAPITAL STRUCTURE, page F-9

21.	We note the Series C Preferred Stock converts into 90% or 1,895,036,105 shares of your common stock on a fully diluted basis which equals a conversion price of $0.000161240 as opposed to $0.0000161240 as disclosed. Please explain or revise accordingly.

The conversion rate has been revised to correctly state $0.000016124.

22.	Please provide us an analysis of what consideration was given to recording a beneficial conversion feature for your Series C Preferred Stock.

The Company did consider recording a beneficial conversion feature for our Series C Preferred Stock, however, determined  the value of the beneficial conversion feature was nil to immaterial.   The Company believes the stock price did not approximate fair value due to it being thinly traded.  The Company believes the third party transaction for the purchase of the Preferred Stock which represents 90% of the Company does approximate the fair value of the Company.  Accordingly, the beneficial conversion feature is immaterial.

United States Securities and Exchange Commission

December 7, 2016

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel Peter Campitiello, Esq. at (212) 519-5109.

Very truly yours,

/s/ Henry Val

Henry Val,

Chief Executive Officer